Innventure Strengthens Corporate Governance with Appointment of Bruce Brown as Lead Independent Director
ORLANDO, Fla., Nov. 18, 2025 (GLOBE NEWSWIRE) -- Innventure, Inc. (Nasdaq: INV), an industrial growth conglomerate that commercializes breakthrough technologies, today announced that its Board of Directors has appointed Bruce Brown to serve as the Company's first Lead Independent Director, effective immediately.
The establishment of this new leadership position reflects Innventure's commitment to strong corporate governance practices and enhanced independent board oversight as the Company continues to scale its family of technology-driven businesses.
"As Innventure matures as a public company, establishing a Lead Independent Director role is a natural evolution of our governance structure," said Innventure CEO Bill Haskell. "Bruce's extensive corporate and Board experience and his deep understanding of our business model make him ideally suited to serve in this capacity."
Mr. Brown brings decades of leadership experience in innovation and technology commercialization, having served as Chief Technology Officer of Procter & Gamble for six years during his 34-year career with the company, where he led the global R&D organization and innovation programs. His public company board experience includes current service on the board of Magnera Corporation (NYSE: MAGN) and an 11-year tenure on the board of Nokia Corporation, where he served until 2023. He previously served on the board of Medpace Holdings, Inc. from 2016 to 2019.
"I'm honored to serve as the Lead Independent Director for Innventure. The Company's growth conglomerate model represents a distinctive approach to commercializing breakthrough technologies, and I look forward to working with the Board and management team to strengthen governance and create long-term value for shareholders,” Mr. Brown said.
Mr. Brown has served as an independent member of Innventure's Board of Directors since October 2024 and currently serves as the Chairman of the Compensation Committee and as a member of the Nominating and Corporate Governance Committee.
In his new role as Lead Independent Director, Mr. Brown’s responsibilities will include assisting with the development of Board agendas, with a particular focus on areas of Board responsibility; serving as liaison between the Board Chairman and independent directors; and maintaining availability for communications with major stockholders and other stakeholders. His initial term will be for two years.

ABOUT INNVENTURE

Innventure (NASDAQ:INV), an industrial growth conglomerate, focuses on building companies with billion-dollar valuations by commercializing breakthrough technology solutions. By systematically creating and operating industrial enterprises from the ground up, Innventure participates in early-stage economics and provides industrial operating expertise designed for global scale. Innventure’s approach seeks to uniquely bridge the ”Valley of Death" between corporate innovation and commercialization through its distinctive combination of value-driven multinational partnerships, operational experience, and capital-intensive scale-up expertise.
Media Contact: Laurie Steinberg, Solebury Strategic Communications press@inventure.com
Investor Relations Contact: Sloan Bohlen, Solebury Strategic Communications investorrelations@innventure.com